SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
 __________________________________
Under Armour, Inc.
(Name of Issuer)
 __________________________________
Class A Common Stock, $0.0003 1/3 par value per share
(Title of Class of Securities)

904311107
(CUSIP Number)

Kevin A. Plank
Chairman of the Board and Chief Executive Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, MD 21230
(410) 454-6428
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2015
(Date of Event which Requires Filing of this Statement)
 __________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D/A

CUSIP No. 904311107	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS Kevin A. Plank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,776,445*
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 35,776,445*
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,776,445*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*     Includes 76,445 shares of Class A Common Stock owned directly by the Reporting Person, 33,834,100 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 33,834,100 shares of Class B Common Stock owned directly or indirectly in trust by the Reporting Person, and 1,865,900 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 1,865,900 shares of Class B Common Stock owned by two limited liability companies for which the Reporting Person can appoint the manager.

CUSIP No. 904311107	Page 3 of 8 Pages
This Amendment No. 12 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2005, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on June 7, 2006, and Amendment No. 2, filed with the Commission on December 18, 2006, and Amendment No. 3, filed with the Commission on November 6, 2007, and Amendment No. 4, filed with the Commission on November 24, 2010, and Amendment No. 5, filed with the Commission on May 19, 2011, and Amendment No. 6, filed with the Commission on December 6, 2011, and Amendment No. 7, filed with the Commission on August 17, 2012, and Amendment No. 8, filed with the Commission on December 12, 2012, and Amendment No. 9, filed with the Commission on November 26, 2013, and Amendment No. 10, filed with the Commission on June 13, 2014, and Amendment No. 11, filed with the Commission on November 26, 2014 (as amended, the “Schedule 13D”), by Kevin A. Plank (the “Reporting Person”), relating to the common stock, par value $0.0003 1/3 per share (the “Class A Common Stock”), of Under Armour, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Schedule 13D in its entirety as set forth below:

All of the shares of the Class A Common Stock beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering, which closed on November 23, 2005. Prior to the Issuer’s initial public offering, the Reporting Person owned 16,200,000 shares of the Issuer’s Class A Common Stock.

In connection with the Issuer’s initial public offering, the Reporting Person sold 1,000,000 shares of Class A Common Stock in the initial public offering, and exchanged his remaining shares of Class A Common Stock for Class B Common Stock (the “Class B Common Stock”), on a one-for-one basis. In addition, upon the consummation of the Issuer’s initial public offering, the Issuer granted to each full time employee of the Issuer who had been continuously employed by the Issuer since April 30, 2005, including the Reporting Person, 100 shares of Class A Common Stock.

On June 1, 2006, the Reporting Person sold in a registered public offering 1,950,000 shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock.

On December 8, 2006, as a result of a distribution from a limited partnership in which the Reporting Person was a limited partner, the Reporting Person acquired 750,000 shares of Class A Common Stock (the “LP Shares”).

On November 1, 2007, the Reporting Person sold in a block trade 1,300,000 shares of Class A Common Stock at a price of $59.00 per share for aggregate proceeds of $76,700,000. Of the shares sold, 750,000 were the LP Shares and 550,000 were issued upon conversion of the same number of shares of Class B Common Stock. On November 1, 2007, an additional 200,000 shares of Class B Common Stock were converted into the same number of shares of Class A Common Stock upon the transfer by the Reporting Person of such shares to a charitable foundation, which shares were subsequently sold at $59.00 per share for aggregate proceeds of $11,800,000.

On November 30, 2010, the Reporting Person gifted 125,000 shares of Class B Common Stock to his charitable foundation in connection with a pre- arranged stock trading plan dated November 19, 2010. Pursuant to the pre-arranged stock trading plan, the Reporting Person sold shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock as follows: (i) from February 1, 2011 through February 8, 2011 the Reporting Person sold 281,250 shares of Class A Common Stock personally and 31,250 shares of Class A Common Stock from his charitable foundation at prices ranging from $59.34 to $67.10 per share for aggregate proceeds of $17,505,006 personally and $1,945,001 for his charitable foundation; (ii) from April 30, 2011 through May 6, 2011 the Reporting Person sold 281,250 shares of Class A Common Stock personally and 31,250 shares of Class A Common Stock from his charitable foundation at prices ranging from $62.93 to $70.20 for aggregate proceeds of $18,527,064 personally and $ 2,058,563 for his charitable foundation; (iii) from July 29, 2011 through August 5, 2011 the Reporting Person sold 281,250 shares of Class A Common Stock personally and 31,250 shares of Class A Common Stock from his charitable foundation at prices ranging from $60.65 to $75.41 for aggregate proceeds of $19,117,638 personally and $2,124,182 for his charitable foundation; and (iv) from October 28, 2011 through November 4, 2011 the Reporting Person sold 281,250 shares of Class A Common Stock personally and 31,250 shares of Class A Common Stock from his charitable foundation at prices ranging from $80.66 to $87.20 for aggregate proceeds of $23,675,406 personally and $2,630,601 for his charitable foundation.

CUSIP No. 904311107	Page 4 of 8 Pages
On November 30, 2011, the Reporting Person gifted 60,000 shares of Class B Common Stock to his charitable foundation in connection with the pre- arranged stock trading dated November 30, 2011. Pursuant to the pre-arranged stock trading plan, the Reporting Person sold shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock as follows: (i) from February 1, 2012 through February 3, 2012 the Reporting Person sold 135,000 shares of Class A Common Stock personally and 15,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $77.14 to $80.51 per share for aggregate proceeds of $10,666,138 personally and $1,185,127 for his charitable foundation; (ii) from May 1, 2012 through May 3, 2012 the Reporting Person sold 135,000 shares of Class A Common Stock personally and 15,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $96.51 to $101.77 for aggregate proceeds of $13,450,182 personally and $1,494,465 for his charitable foundation; (iii) from July 31, 2012 through August 2, 2012 the Reporting Person sold 270,000 shares of Class A Common Stock personally and 30,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $53.02 to $55.18 for aggregate proceeds of $14,606,563 personally and $1,622,952 for his charitable foundation; and (iv) from October 31, 2012 through November 2, 2012 the Reporting Person sold 270,000 shares of Class A Common Stock personally and 30,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $51.54 to $54.33 for aggregate proceeds of $14,251,006 personally and $1,583,445 for his charitable foundation.

On July 9, 2012, the Reporting Person received one share of Class A Common Stock for each share of Class A Common Stock held and one share of Class B Common Stock for each share of Class B Common Stock held in connection with the Issuer’s two-for-one stock split effected in the form of a stock dividend.

On November 12, 2012, the Reporting Person gifted 130,000 shares of Class B Common Stock to his charitable foundation in connection with the pre-arranged stock trading dated November 12, 2012. Pursuant to the pre-arranged stock trading plan, the Reporting Person sold shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock as follows: (i) from February 5, 2013 through February 7, 2013 the Reporting Person sold 292,500 shares of Class A Common Stock personally and 32,500 shares of Class A Common Stock from his charitable foundation at prices ranging from $49.14 to $51.21 per share for aggregate proceeds of $14,691,603 personally and $1,632,400 for his charitable foundation; (ii) from April 30, 2013 through May 2, 2013 the Reporting Person sold 292,500 shares of Class A Common Stock personally and 32,500 shares of Class A Common Stock from his charitable foundation at prices ranging from $55.70 to $57.35 for aggregate proceeds of $16,572,170 personally and $1,841,352 for his charitable foundation; (iii) from July 30, 2013 through August 1, 2013 the Reporting Person sold 292,500 shares of Class A Common Stock personally and 32,500 shares of Class A Common Stock from his charitable foundation at prices ranging from $66.91 to $69.67 for aggregate proceeds of $19,863,517 personally and $2,207,057 for his charitable foundation; and (iv) from October 29, 2013 through October 31, 2013 the Reporting Person sold 292,500 shares of Class A Common Stock personally and 32,500 shares of Class A Common Stock from his charitable foundation at prices ranging from $79.69 to $81.92 for aggregate proceeds of $23,684,425 personally and $2,631,603 for his charitable foundation.

On November 25, 2013, the Reporting Person gifted 125,000 shares of Class B Common Stock to his charitable foundation in connection with the pre-arranged stock trading plan dated November 25, 2013. Pursuant to the pre-arranged stock trading plan, the Reporting Person sold shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock as follows: (i) from February 4, 2014 through February 6, 2014 the Reporting Person sold 281,250 shares of Class A Common Stock personally and 31,250 shares of Class A Common Stock from his charitable foundation at prices ranging from $103.42 to $106.86 per share for aggregate proceeds of $29,627,584 personally and $3,291,954 for his charitable foundation; and (ii) from April 29, 2014 through May 2, 2014 the Reporting Person sold 562,500 shares of Class A Common Stock personally and 62,500 shares of Class A Common Stock from his charitable foundation at prices ranging from $46.02 to $50.30 for aggregate proceeds of $27,215,745 personally and $3,023,972 for his charitable foundation.

On February 15, 2014, the Reporting Person acquired 13,333 shares of Class A Common Stock in connection with the vesting of outstanding performance-based restricted stock units under the Issuer’s Amended and Restated 2005 Omnibus Long-Term Incentive Plan (the “2005 Plan”), 5,093 of which were withheld to cover the Reporting Person’s tax obligations with respect to the vesting.

On April 14, 2014, the Reporting Person received one share of Class A Common Stock for each share of Class A Common Stock held and one share of Class B Common Stock for each share of Class B Common Stock held in connection with the Issuer’s two-for-one stock split effected in the form of a stock dividend.

On May 29, 2014, the Reporting Person amended his previously announced pre-arranged stock trading plan to sell shares of the Issuer’s Class B Common Stock. On May 30, 2014, the Reporting Person gifted an additional 180,000 shares of Class B Common Stock to his charitable foundation in connection with this amendment to the trading plan. Pursuant to

CUSIP No. 904311107	Page 5 of 8 Pages
the pre-arranged stock trading plan, as amended, the Reporting Person sold shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock as follows: (i) from July 29, 2014 through August 1, 2014 the Reporting Person sold 967,500 shares of Class A Common Stock personally and 107,500 shares of Class A Common Stock from his charitable foundation at prices ranging from $66.30 to $69.94 per share for aggregate proceeds of $66,063,227 personally and $7,340,359 for his charitable foundation; (ii) from October 28, 2014 through October 31, 2014 the Reporting Person sold 967,500 shares of Class A Common Stock personally and 107,500 shares of Class A Common Stock from his charitable foundation at prices ranging from $63.60 to $66.21 per share for aggregate proceeds of $62,303,957 personally and $6,922,662 for his charitable foundation; (iii) from February 9, 2015 through February 10, 2015 the Reporting Person sold 405,000 shares of Class A Common Stock personally and 45,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $72.17 to $73.82 per share for aggregate proceeds of $29,511,567 personally and $3,279,063 for his charitable foundation; and (iv) from April 28, 2015 through April 29, 2015 the Reporting Person sold 405,000 shares of Class A Common Stock personally and 45,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $78.24 to $81.14 per share for aggregate proceeds of $32,407,128 personally and $3,600,792 for his charitable foundation.

As a result of these transactions, the Reporting Person beneficially owns 35,700,000 shares of Class B Common Stock and 76,445 shares of Class A Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis under certain circumstances, including at the option of the Reporting Person. Accordingly, the Reporting Person is deemed to be the beneficial owner of 35,776,445 shares of Class A Common Stock.
Item 4. Purpose of Transaction

This Amendment amends and restates Item 4 of the Schedule 13D in its entirety as set forth below:

As described in Item 3, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering and in connection with a distribution from a limited partnership in which the Reporting Person was a limited partner. The Reporting Person is a founder of the Issuer and prior to the Issuer’s initial public offering the Reporting Person owned approximately 44% of the equity of the Issuer.

Each share of Class B Common Stock entitles the Reporting Person to ten votes per share on all matters on which the holders of the Issuer’s Class A Common Stock are entitled to vote. Shares of Class A Common Stock are entitled to one vote per share. Shares of Class A and Class B Common Stock vote together as a single class in substantially all matters submitted to a vote of stockholders. As a result, the Reporting Person beneficially owns shares of Class B Common Stock and Class A Common Stock representing approximately 66.5% of the combined voting power of the Issuer outstanding as of June 3, 2015. Accordingly, the Reporting Person is in a position to control the outcome of substantially all matters submitted to the holders of Class A Common Stock of the Issuer, including, but not limited to the election of directors, charter amendments, mergers, and other business combinations. Subject to the fiduciary responsibilities of the directors to the Issuer, the Reporting Person, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Issuer.

The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Class A Common Stock. In addition, the Reporting Person may receive equity awards for the Issuer’s Class A Common Stock from time to time under the 2005 Plan. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of common stock which the Reporting Person now owns or may hereafter acquire.

The charter of the Issuer (the “Charter”) currently provides that each share of Class B Common Stock will automatically convert into one share of Class A Common Stock effective upon the occurrence of any of the following: (a) the death of the Reporting Person, (b) the Reporting Person ceasing to be affiliated with the Issuer in any capacity as a result of permanent disability, or (c) the record date for any meeting of the Issuer’s stockholders, if, on that date, the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person and certain related persons, when taken together, is less than 15.0% of the total number of shares of Class A Common Stock and Class B Common Stock outstanding (the “15% Conversion Threshold”).

On June 11, 2015, the Issuer’s Board of Directors (the “Board”), after receiving the unanimous recommendation of a special committee of the Board consisting only of independent directors (the “Special Committee”), unanimously (other than the Reporting Person, who abstained from voting) determined that it was advisable and in the best interests of the Issuer and its stockholders (other than the Reporting Person, as to whom no determination was made) to:

CUSIP No. 904311107	Page 6 of 8 Pages

i.
establish a new class of common stock, designated as Class C Common Stock (the “Class C Common Stock”), that is substantially identical to the Class A Common Stock, except that the new class has no voting rights (except as described below) and will automatically convert into Class A Common Stock in connection with the conversion of the Class B Common Stock into Class A Common Stock (the “Creation of Class C Common Stock”); and

ii.
pay a dividend of one share of this new Class C Common Stock for each outstanding share of Class A Common Stock and Class B Common Stock (the “Class C Dividend”) (the creation of the Class C Common Stock and the Class C Dividend collectively, the “Class C Stock Issuance.”).

In connection with the Class C Stock Issuance, the Board (other than the Reporting Person, who abstained from voting), after receiving the unanimous recommendation of the Special Committee, unanimously determined that it was advisable and in the best interests of the Issuer and its stockholders (other than the Reporting Person, as to whom no determination was made), to approve, declare advisable, submit and recommend for approval by the stockholders certain changes to the Charter (the “Charter Amendments”). The Charter Amendments include certain changes to the Issuer’s Charter designed to confer important benefits upon the Issuer and its stockholders (other than the Reporting Person) in connection with the Class C Stock Issuance, namely to:

i.
provide for a new automatic conversion trigger under which each share of Class B Common Stock will automatically convert into one share of Class A Common Stock if, subject to limited exceptions, the Reporting Person sells or otherwise disposes of more than 2.5 million shares of the Issuer’s common stock in any calendar year beginning in the year of the record date for the Class C Dividend; this number of shares gives effect to the increase in the number of outstanding shares resulting from the Class C Dividend. However, if the Reporting Person sells fewer than 2.5 million shares in any such calendar year, the number of unsold shares will be added to the number of shares that he may sell in future calendar years, potentially allowing him to sell more than 2.5 million shares in a calendar year without triggering the conversion;

ii.
provide for a new automatic conversion trigger under which each share of Class B Common Stock will automatically convert into one share of Class A Common Stock if the Reporting Person resigns from the Issuer or his employment with the Issuer is terminated for cause;

iii.
provide for the treatment of shares of Class A Common Stock in a manner that is at least as favorable as the treatment of shares of Class B Common Stock in certain merger, consolidation, statutory share exchange, conversion and negotiated tender offer transactions (the “Equal Treatment Provision”);

iv.
enhance board independence requirements for so long as the Class B Common Stock is outstanding by (1) prohibiting the Issuer from availing itself of the exemptions for “controlled companies” under applicable stock exchange listing standards, and (2) imposing stricter standards for determining whether directors are “independent” (the “Board Independence Provisions”); and

v.
provide that the Equal Treatment Provision and the Board Independence Provisions cannot be amended unless declared advisable by the Board, including at least 75% of the independent members of the Board, and approved by at least 75% of the votes entitled to be cast thereon by the holders of (1) the Class A Common Stock (other than the Reporting Person, his family entities, his family members or any executive officer of the Issuer), voting as a single class, and (2) the Class B Common Stock, voting as a single class.

Under Maryland law and the Issuer’s Charter, the Issuer was able to effect the Creation of Class C Common Stock without stockholder approval and, following Board approval, the Issuer did so on June 15, 2015 by filing an amendment to the Charter and Articles Supplementary with the Maryland State Department of Assessments and Taxation (the “MSDAT”). Holders of Class C Common Stock will have substantially identical rights to the holders of Class A Common Stock, except that (1) the holders of Class C Common Stock are not entitled to vote on any matters submitted to a vote of stockholders except (a) as may be required by law, (b) with respect to amendments to the provisions of the Charter that set forth the terms of the Class C Common Stock and have a material adverse effect on the rights of the Class C Common Stock, which require the affirmative vote of a majority of the votes entitled to be cast thereon by holders of Class C Common Stock, voting as a single class, (c) with respect to amendments to the equal treatment provision affecting the holders of Class C Common Stock, which must be declared advisable by the Board, including at least 75% of the independent members of the Board, and approved by at least 75% of the votes entitled to be cast thereon by the holders of (i) Class C Common Stock (other than the Reporting Person, the Reporting Person’s family and affiliated entities or executive officers of the Issuer), voting as a single class and (ii) Class B Common Stock, voting as a single class, and (d) upon the conversion of the outstanding shares of Class B Common Stock into shares of Class A Common Stock, upon which holders of shares of Class C Common Stock will immediately have voting rights equal to holders of shares of Class A Common Stock and will vote together with the

CUSIP No. 904311107	Page 7 of 8 Pages
Class A Common Stock as a single class, and (2) the outstanding shares of Class C Common Stock will automatically be converted into shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock into shares of Class A Common Stock, at which time the Issuer would then only have one class of outstanding common stock. The Charter provides that the Issuer is authorized to issue up to 400,000,000 shares of Class C Common Stock. There are currently no shares of Class C Common Stock issued or outstanding.

The Charter Amendments require stockholder approval. The Board will submit the Charter Amendments, as well as amendments to the Issuer’s Second Amended and Restated Long-Term Incentive Plan (the “Plan Amendment”) and approval of a new Class C Stock Employee Stock Purchase Plan (the “Class C ESPP Adoption”), for approval by the stockholders at a Special Meeting of Stockholders expected to be held on August 26, 2015, and has recommended approval thereof.

In anticipation of the Class C Dividend, the Issuer and Reporting Person have executed and delivered a Confidentiality, Non-Competition and Non-Solicitation Agreement pursuant to which the Reporting Person has agreed not to compete with the Issuer or solicit its employees, customers and suppliers and prospective customers and suppliers (other than on behalf of the Issuer) during the Reporting Person’s tenure with the Issuer and for five years thereafter (the “Noncompete Agreement”).

The Noncompete Agreement also requires the Reporting Person and the manager with voting power over certain shares of Class B Common Stock held by two limited liability companies controlled by the Reporting Person, to vote, and to cause to be voted, at a special meeting of the Issuer’s stockholders, all shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person and his affiliates and associates in favor of each of the Charter Amendments, the Plan Amendment and the Class C ESPP Adoption. As a result of his beneficial ownership of 35,700,000 shares of Class B Common Stock and 76,445 shares of Class A Common Stock, which together represent approximately 66.5% of the total voting power of all outstanding shares of Class A Common Stock and Class B Common Stock, the Reporting Person will have the power to approve each of the Charter Amendments, the Plan Amendment and the Class C ESPP Adoption without the affirmative vote of any other stockholder.

From time to time since our initial public offering in 2005, the Reporting Person has sold shares of Class B Common Stock for asset diversification, tax and estate planning and charitable giving purposes. The Issuer has also issued shares of Class A Common Stock from time to time, with substantially all these shares being issued under the Issuer’s employee benefit plans. In the past, the Board (including the Reporting Person) has discussed the benefits of the Issuer’s current corporate governance structure, which allows the Reporting Person and the other members of management to focus on driving long-term value for the Issuer and stockholders. The Board (including the Reporting Person) has discussed that, over time, as the Reporting Person further diversifies his assets through sales of Class B Common Stock, and as the Issuer issues additional shares of Class A Common Stock, the Reporting Person’s ownership level would approach the 15% Conversion Threshold that would unwind the dual-class stock structure.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present Board or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

(a)As of the date of this report, the Reporting Person beneficially owns an aggregate of 35,776,445 shares of Class A Common Stock. As noted above, the number of shares beneficially owned by the Reporting Person includes 35,700,000 shares of Class A Common Stock issuable upon conversion of 35,700,000 shares of Class B Common Stock. The Reporting Person’s holdings represent approximately 16.6% of the Issuer’s common shares outstanding as of June 3, 2015 (based upon 215,634,522 shares of Class A Common Stock deemed outstanding assuming issuance of the 35,700,000 shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock). Shares beneficially owned by the Reporting Person represent approximately 66.5% of the total voting power of the combined voting classes of the capital stock of the Issuer.

(b)As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, all of the shares of Class A Common Stock beneficially owned by him, including 1,865,900 shares of the Issuer’s Class A Common Stock that can be acquired upon the conversion of 1,865,900 shares

CUSIP No. 904311107	Page 8 of 8 Pages
of Class B Common Stock that are owned by two limited liability companies controlled by the Reporting Person. The manager of the two limited liability companies has voting control and shares investment control with the Reporting Person over the shares held by the two limited liability companies, however the Reporting Person appoints the manager and thus maintains control of the companies. The Reporting Person has appointed Thomas J. Sippel, who served as a director of the Issuer until April 29, 2015, as the manager of the two limited liability companies.

(c)The Reporting Person has not effected any transactions, other than those described herein, in the class of securities described herein during the past sixty days.

(d)Not applicable.

(e)Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
3.1
Articles of Amendment describing changes to the Issuer’s Charter in connection with the Class C Stock Issuance (incorporated by reference from Appendix A to the Preliminary Proxy Statement filed by Under Armour, Inc. on June 15, 2015).

20.2
Letter to the Stockholders of the Issuer from the Reporting Person dated, June 15, 2015 (incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K filed by Under Armour, Inc. on June 15, 2015).

99.1
Articles Supplementary setting forth the terms of the Class C Common Stock, dated June 15, 2015 (incorporated by reference from Appendix F to the Preliminary Proxy Statement filed by Under Armour, Inc. on June 15, 2015).

99.2
Confidentiality, Non-Competition and Non-Solicitation Agreement, dated June 15, 2015, between Under Armour, Inc. and Kevin Plank (incorporated by reference from Appendix E to the Preliminary Proxy Statement filed by Under Armour, Inc. on June 15, 2015).

SIGNATURE
After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 15, 2015
Date
/s/ Kevin A. Plank
Signature
Kevin A. Plank
Name/Title